UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trio Merger Corp.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
896697208
(CUSIP Number)
June 21, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896697208

1	NAMES OF REPORTING PERSONS Canton Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	896697208

1	NAMES OF REPORTING PERSONS Archer Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	896697208

1	NAMES OF REPORTING PERSONS Joshua A. Lobel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	896697208

1	NAMES OF REPORTING PERSONS Eric J. Edidin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $.0001 per share (the “Common Stock”), of Trio Merger Corp., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, an individual, as a principal of Canton, and (iv) Eric J. Edidin, an individual, as a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All shares of Common Stock reported in this Schedule 13G are held by the Funds.

Item 1(a)	Name of Issuer.

Trio Merger Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

777 Third Avenue
37th Floor
New York, New York 10017

Item 2(a)	Name of Person Filing.

(i) Archer Capital Management, L.P. (“Archer”), (ii) Canton Holdings, L.L.C. (“Canton”), (iii) Joshua A. Lobel (“Mr. Lobel”) and (iv) Eric J. Edidin (“Mr. Edidin”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

570 Lexington Avenue, 40th Floor
New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

896697208

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4		Ownership.

(a)	Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of the 500,000 shares of Common Stock held by the Funds.

(b)
Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of 6.7% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Persons by (ii) the 7,500,000 shares of Common Stock outstanding as of June 21, 2011, as calculated from the 424B4 Prospectus filed by the Issuer with the Securities and Exchange Commission on June 22, 2011.

(c)	Canton, Archer, Mr. Lobel and Edidin have the power to vote and dispose of the 500,000 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 24, 2011

Archer Capital Management, L.P.
By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

Canton Holdings, L.L.C.
By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin